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Exhibit 99.6

Rule 13a-14(b) Certification CEO

        In connection with the annual report of Agnico Eagle Mines Limited (the "Company") on Form 40-F for the fiscal year ended December 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sean Boyd, the Vice-Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  1.
  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

  2.
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Toronto, Canada March 27, 2020
/s/ SEAN BOYD Sean Boyd Vice-Chairman and Chief Executive Officer

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  Exhibit 99.6
Rule 13a-14(b) Certification CEO